SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 25, 2007

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 24, 2007 announcing 2006 second quarter and first half revenues and earnings.

STMicroelectronics Reports 2007 Second Quarter/First Half
Revenues and Earnings

•	Second quarter revenues grew 6.2% sequentially, up 6.8% excluding flash memory

•	Gross margin for the second quarter was 34.7%; excluding flash memory gross margin improved sequentially to 37.8% from 37.0%

•	Net operating cash flow reached $225 million in the quarter and $397 million for the first half of 2007

Geneva, July 24, 2007 - STMicroelectronics (NYSE: STM) reported financial results for the second quarter and six months ended June 30, 2007. On May 22, 2007, ST, in conjunction with Intel and Francisco Partners, announced a definitive agreement to create an independent semiconductor company, with ST contributing its Flash Memories Group (FMG). Since January 1, 2007 ST’s NOR and NAND Flash businesses have been reorganized into a stand-alone segment. Because of this reorganization, ST presents certain financial results for the Company as a whole as well as for the Company excluding FMG.

Second Quarter Net Revenues Review

In Million US$ and %	Q2 2007
	ST	ST excluding FMG

Net Revenues	$2,418	$2,086
Sequential Growth	6.2%	6.8%
Year-over-Year Growth	-3.1%	-0.1%

Net revenues for the second quarter increased 6.2% to $2,418 million, and excluding FMG, increased 6.8% sequentially. By product segment, ASG’s net revenues increased 6.8% driven by double-digit sales growth in wireless and digital consumer sales, Industrial & Multisegment Sector increased 6.2% on high single-digit sales improvement in the Industrial market segment, while FMG net revenues increased 2.7% sequentially.

President and CEO Carlo Bozotti commented, “From the operational point of view, ST’s sequential revenue results, led by recovery in wireless and digital consumer, concretely demonstrate our ability to increase sales and, we believe, gain market share.

“Strategically, the recent resolution of important initiatives allows ST to focus efforts and resources on leadership in multimedia convergence applications and power solutions, advance a lighter asset business model, drive towards a higher RONA and enhance cash generation from operations.

“Announced in mid-May, the creation of the new independent Flash memory company, Numonyx(™), and the sale of our Flash memory assets to this entity are moving ahead according to the anticipated timeline.

“As outlined in a separate release (issued today), we have also reached an agreement related to the development of core 300mm CMOS processes at 32nm and below. ST will join the IBM consortium for this cooperative effort at the end of 2007. The two companies will have teams at both the East Fishkill site in the US as well as Crolles in France working together for core and value-added derivative applications, respectively.

“Additionally, advancing our commitment to a lighter asset structure, following careful evaluation of further opportunities to optimize our asset utilization, we reached the recently announced decision to rationalize three of our manufacturing operations.”

Second Quarter Gross Profit Review

In Million US$ and %	Q2 2007
	ST	ST excluding FMG

Gross Profit	$838	$788
Gross Margin	34.7%	37.8%

Gross profit was $838 million for the 2007 second quarter resulting in a gross margin of 34.7% compared to $882 million and 35.4% in the year ago quarter. Sequentially, both gross profit and gross margin improved from the prior quarter levels of $785 million and 34.5%, respectively. Excluding FMG, gross profit was $788 million for the 2007 second quarter, representing a gross margin improvement to 37.8%, compared to 37.0% in the first quarter.

Operating Expenses

Total R&D and SG&A expenses were $716 million in the second quarter, representing a sequential quarterly increase of 2.9%. R&D expenses increased 2.5% to $446 million in the 2007 second quarter versus the $435 million in the prior quarter. SG&A expenses increased 3.4% to $270 million for the 2007 second quarter compared to $261 million in the prior quarter. Combined selling, general & administrative and research & development expenses represented 29.6% of net revenues in the second quarter, compared to 30.6% in the prior quarter.

Impairment and Restructuring Charges

As previously disclosed, in connection with the anticipated financial deconsolidation of the Company’s FMG business, second quarter net results included approximately $857 million of primarily non-cash impairment charges. Additional charges taken in the second quarter included about $40 million in connection with the July 10th announcement to further optimize asset utilization and $9 million of costs from previous plans. These charges totaled $906 million.

Operating Income, Net Income and Earnings per Share

Due to the impairment and restructuring costs the Company reported an operating loss of $772 million, and a net loss of $758 million or $-0.84 per share. Excluding $906 million of impairment, restructuring charges and other related closure costs during the second quarter, operating income was $134 million, operating margin was 5.5% and net income was $139 million or $0.15 per diluted share.

Income tax expenses for the 2007 second quarter of $4 million reflected an estimated annual effective tax rate for recurring operations of approximately 12%, as well as some one-time income tax benefits, including those from the July 10 announced cost-structure initiative. Income tax expenses in the second quarter did not include any income-tax effect that could be realized in connection with the Flash memory deconsolidation.

In the prior quarter, ST reported operating income of $62 million, an operating margin of 2.7% (3.2% excluding restructuring and impairment charges) and a net income of $74 million or $0.08 per diluted share ($0.09 excluding restructuring and impairment charges). In the year-ago quarter, the Company reported operating income of $169 million, an operating margin of 6.8% (8.1% excluding restructuring and impairment charges) and net income of $168 million or $0.18 per diluted share ($0.21 excluding restructuring and impairment charges).

In the second quarter of 2007, the effective average exchange rate for the Company was approximately $1.335 to €1.00, compared to $1.29 to €1.00 in the first quarter of 2007 and $1.23 to €1.00 in the year-ago quarter.

Cash Flow and Balance Sheet Highlights

Net cash from operating activities was $464 million in the second quarter and $940 million for the first half. Capital expenditures were $222 million in the 2007 second quarter compared to $285 million in the prior quarter, and $507 million in the 2007 first half, down from $696 million in the 2006 respective period. Net operating cash flow* was $225 million for the second quarter, compared to $172 million in the prior quarter. For the first half, net operating cash flow* totaled $397 million, compared to $428 million in the 2006 first half.

At June 30, 2007, ST’s cash and cash equivalents, marketable securities, short-term deposits and restricted cash equaled $3.0 billion. During the second quarter ST paid cash dividends totaling $269 million, representing an increase of approximately 150% compared to $107 million in the year-ago period. Total debt was $2.2 billion. ST’s net financial position** was $870 million at the end of the second quarter. Shareholders’ equity was $8.9 billion.

Due to the pending nature of the Flash memory deconsolidation, the Company categorized the associated assets as a new line on the balance sheet—“Assets Held for Sale.” The Company also noted that inventory decreased sequentially approximately $339 million. This is due to the transfer of approximately $371 million of FMG inventory to the Assets Held for Sale category. Excluding FMG, inventory turns were 3.9 times in the second quarter.

* Net operating cash flow is a non-US GAAP metric, which the Company’s management utilizes as a measure of cash-generation capability. It is defined as net cash from operating activities ($464 million in the second quarter of 2007) minus net cash used in investing activities (primarily capital expenditures) excluding restricted cash, payments for purchase of and proceeds from the sale of marketable securities and investment in and proceeds from matured short-term deposits ($239 million in the second quarter of 2007).
** Net financial position is a non-US GAAP metric used by the Company’s management to help assess financial flexibility. It is defined as cash and cash equivalents, marketable securities, short-term deposits and restricted cash ($3,030 million) minus total debt (bank overdrafts $41 million + current portion of long-term debt $127 million + long-term debt $1,992 million).

Net Revenues by Market Segment for Q2 2007

The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments for the second quarter of 2007.

As % of Net Revenues	Q2 2007
Market Segment	ST	ST excluding FMG

Automotive	16%	18%
Consumer	17%	18%
Computer	15%	16%
Telecom	36%	31%
Industrial & Other	16%	17%

Consumer and Telecom each increased by over 10% sequentially, followed by Industrial & Others which was up nearly 7%. Automotive was up about 4% and Computer was down by approximately 4% sequentially. Excluding FMG from this analysis for the first time shows a reduction of five percentage points from telecom market segment, given FMG’s strong positioning within wireless, spread evenly over the other four segments.

Financial and Operating Data by Product Segment for Q2 2007

“IMS and, within ASG, automotive posted record net revenue levels in the quarter. ASG’s operating profit recovery reflected both sales leverage and product-mix improvements. While not yet at the year-ago level, these improvements indicate that the plan we articulated is delivering the expected results,” observed Mr. Bozotti.

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$	Q2 2007
Product Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$1,303	53.9%	$53
IMS (Industrial and Multisegment Sector)	767	31.7%	103
FMG (Flash Memories Group)	331	13.7%	(25)
Others (1)(2)	17	0.7%	(903)
TOTAL	$2,418	100%	$(772)

(1)	Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.
(2)
Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, that were formerly in the “Others” category, have been allocated to the segments.

First Half 2007 Results

In Million US$ and %	First Half 2007
	ST	ST excluding FMG

Net Revenues	$4,693	$4,039
Year-over-Year Growth	-3.4%	0%

Net revenues for the first half were $4,693 million, a decrease of 3.4% compared to 2006 first half revenues of $4,858 million. Excluding FMG, sales were level with the last year’s first half. Gross profit was $1,623 million, or 34.6% of net revenues, compared to $1,719 million or 35.4% of net revenues for the 2006 first half. Operating loss was $710 million, compared to operating income of $309 million in last year’s first half. Net loss was $684 million, or $-0.76 per share, compared to net income of $299 million, or $0.32 per diluted share in last year’s first half. Net loss included pre-tax impairment, restructuring charges and other related closure costs of $918 million ($1.01 per diluted share impact) and $47 million ($0.04 per diluted share impact) for the 2007 and 2006 first half results, respectively.

Research and development expenses were $881 million, compared to $817 million in the 2006 first half. Selling, general, and administrative expenses were $531 million compared to $522 million in the 2006 first half.

In the 2007 first half, the effective average exchange rate for the Company was approximately $1.31 to €1.00, compared to $1.22 to €1.00 for the 2006 first half.

First Half 2007 Financial and Operating Data by Product Segment

The following table provides a breakdown of revenues and operating income by product segment.

In Million US$	First Half 2007
Product Segment	Net Revenues	% of Net Revenues	Operating income (loss)

ASG (Application Specific Product Groups)	$2,524	53.8%	$52
IMS (Industrial and Multisegment Sector)	1,488	31.7%	210
FMG (Flash Memories Group)	654	13.9%	(42)
Others (1)(2)	27	0.6%	(930)
TOTAL	$4,693	100%	$(710)

(1) and (2) defined in earlier table.

Outlook

Mr. Bozotti stated, “Based on current order visibility for the third quarter, we see sequential sales growth continuing for ST in the range between 2% and 7%. Despite the further weakening of the US dollar, we expect the gross margin for the quarter to expand to about 35.5% plus or minus one percentage point.”

These objectives refer to the total Company, including FMG, and are based on an assumed currency exchange rate for the Company of approximately $1.37 = €1.00 for the 2007 third quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts.

Recent Corporate Developments

•
At the Company’s Annual General Meeting, which was held in Amsterdam on April 26, 2007, all of the proposed resolutions were approved. The Company’s 2006 accounts in accordance with International Financial Reporting Standards (IFRS) were approved. The appointments of Mr. Ray Bingham and Mr. Alessandro Ovi as new members of the Supervisory Board for a three-year term, expiring at the 2010 Annual General Meeting, were approved. The distribution of a cash dividend of $0.30 per share was also approved.

o
The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, is available on the Company’s website http://investors.st.com

•
On May 22, 2007, the Company entered into a definitive agreement with Intel and Francisco Partners to create a new independent semiconductor company from the key assets of Flash memory businesses (Intel’s NOR business and ST’s FMG business) which last year generated approximately $3.6 billion in combined annual revenue. The transaction is subject to regulatory approvals and customary closing conditions and is expected to occur in the second half of 2007.

•
On July 10, 2007, the Company announced a new program to optimize its cost structure which involves the closing of three manufacturing sites, in Phoenix, Carrollton, and Ain Sebaa, over the next two to three years. The Company expects savings of $150 million in cost of sales at completion. The total restructuring charges for this program are expected to be in the range between, $270 and $300 million, of which an estimated $250 million are cash costs.

•
In a separate press release (also issued today), ST announced that it would work with the IBM consortium in East Fishkill, NY for advanced CMOS process development, while IBM would be coming to Crolles, France to work with ST on value-added derivatives of the core process that would enable specialized functions such as embedded Memories and Analog/RF devices to be integrated.

Products, Technology and Design Wins

Application-Specific Product Highlights

•
In mobile communications, ST gained two significant supply agreements for 3G digital baseband ASICs with two cellular phone manufacturers that are licensees of Ericsson Mobile Platforms’ leading-edge 3G platform.

•
ST also gained further penetration in the cellular handset market for connectivity ICs: ST’s STLC2500 single-chip Bluetooth IC has now been designed into more than 100 phones, and ST’s STLC2590 FM tuner and Bluetooth-v2.1 combo chip has been designed into more than 10 mobile phones. ST’s wireless-LAN solutions are now in more than 25 mobile-phone designs.

•
In the communications infrastructure market, ST gained several important design wins, including: three digital ASICs, two of which are manufactured in ST’s leading-edge 65nm CMOS process technology, for a world leader in networking, and two more ASICs for wireless macro basestations, including one device implemented in 65nm technology, for a world-leading European customer.

•
In digital consumer, ST’s industry-leading highly integrated STi710x HDTV MPEG-4 decoders were used in Samsung and Humax set-top boxes (STBs) in the final trials for Korea Telecom’s new IPTV (Internet Protocol TV) service, which was officially launched in early July. LG-Nortel, another partner for the service, is also developing its STBs based on the STi710x family. Also, ST announced cost-effective support for the recently established Chinese AVS (Audio Video Standard), using its leading-edge TV STB decoders. And in audio, ST’s Sound Terminal™ family gained design wins from several Asian LCD TV OEMs, for the digital ‘Class D’ stage of loudspeakers.

•
In computer peripherals, ST unveiled SABRe™, the industry’s first IC with a complete set of configurable and customizable analog functions that represent a market-unique solution for printer, fax and point-of-sale system applications. In hard-disk drives, ST revealed the industry’s first successful fabrication of its next-generation 65nm serial-interface MIPHY Intellectual Property (IP). The macro-cell is designed to be integrated with other functions into low-power System-on-Chip (SoC) ICs supporting both 3- and 6-Gbit/s Serial ATA hard-disk drives for mobile and desktop computing applications.

•
In healthcare applications, ST and medical device company Debiotech agreed to industrialize a unique miniaturized insulin-delivery pump. The Nanopump™, which relies on microfluidic MEMS technology, is a breakthrough concept that allows a tiny pump to be mounted on a disposable skin patch. The inconspicuously small pump can provide continuous insulin infusion for the treatment of diabetes patients.

•
In automotive, the longtime relationship between ST and Bosch was further strengthened with Bosch’s licensing of ST’s 0.18-micron BCD8 smart-power process, which is suited to highly demanding automotive applications, and ST’s HVCMOS8 high-voltage CMOS process, suitable for handling automotive sensor signals from ST. ST maintained its leading position for smart-power ABS driver modules with a design-in from a major American customer for coil-driver ICs for use by car makers worldwide. ST also acquired a major award for an airbag chipset with a Japanese customer and major design-ins with three tier-one customers for a strategic component in the injection module. And in power steering, ST also gained a design win for a new steering platform from a major European customer.

•
In automotive car-body applications, a major European customer designed-in a new door actuator driver IC for a market-leading European car maker. ST also signed contracts with a major European customer for an ASIC for a Litronic lighting application and with a major European power-train customer for a new smart actuator for a Euro-5 standard electronic ignition application. Additionally, ST finalized a joint development with a major European customer for a companion chip with on-board high-speed CAN (Controller Area Network).

•
In car radio and multimedia, ST introduced the industry’s first IC to offer GPS capabilities and navigation functions on a single chip. After reaching the milestone of 15 million TDA7540 single-chip AM/FM tuner ICs shipped in less than two years, ST gained a design win from a major Japanese car radio maker for a next-generation AM/FM tuner IC for 2009 model-year production.

Industrial and Multi-Segment Product Highlights

•
In MEMS, ST’s LIS3LV02DL 3-axis high-performance motion sensor is being used in a new Ultra-Mobile PC product, now shipping, from a leading Taiwanese consumer manufacturer. Additionally, ST signed an agreement to integrate SAES Getters’ advanced getter thin-film technology for high-vacuum maintenance in MEMS devices, delivering higher device sensitivity and stability, in the development and production of ST’s next-generation MEMS gyroscopes.

•	In smart cards, ST extended its ST21 family with two secure microcontrollers, the ST21Y036/Y144, designed for high-volume 2.5G and 3G mobile-phone SIM cards.

•
In microcontrollers, ST launched its highly anticipated STM32 family of 32-bit Flash MCUs based on the breakthrough ARM Cortex-M3 core - a core with features specifically designed for embedded applications requiring a combination of high performance, low power and low cost. ST was a lead partner in developing the Cortex-M3 core and is now the first major MCU supplier to introduce a product family based on the core. Additionally, ST launched the ST7GEM solution, which is an ST7 MCU, pre-programmed with a secure smart-card interface software from Gemalto, intended for both PC-integrated and freestanding smart-card reader applications.

•
ST launched two complementary touch-sensor solutions: the QST108, the first IC in a family of MCU-based capacitive touch-sensor ICs, based on technology from Quantum Research, enabling user interfaces in various applications; and the S-Touch, a family of ultra-low-power touch-sensor chips, based on technology from ATLab, Inc. S-Touch is also intended for a wide range of applications from portable consumer products to the cost-sensitive white-goods market.

•
In linear, voltage regulator and interface ICs, ST announced the TS4997 compact audio power amplifier chip for mobile phones, which creates 3D audio effects to add a surround-sound feel to MP3 and video files. ST’s new LNBH generation of voltage regulators for HDTV decoders has gained design wins with almost all the major STB makers, and has also been selected by several worldwide broadcasters. ST also introduced the STPM1x family of energy-metering ICs, which incorporates all of the circuitry to implement a meter system without requiring any other active component.

•
In advanced analog, power-switch controller samples were delivered to a major European mobile phone manufacturer; qualification started for the STLM20 temperature sensor at a major US mobile phone manufacturer; ST started shipping a new temperature sensor for DRAM modules to several major OEMs; and first orders came in for the STLM75 temperature sensor from major US server manufacturers.

•
In power conversion, ST gained several design wins including: the L6728 controller in desktop PC and server platforms from a leading US OEM; the PM6641 power management IC for ultra-mobile PCs, with several customers; the L5985 and the L6563+L6599 combo with major consumer OEMs for use in LCD TV power supplies; and the L6375 intelligent power switch with a Japanese OEM for factory automation.

•
In power protection and application-specific devices, ST gained a number of design wins for its low-capacitance ESD-protection diodes for telecom applications, and many for its proprietary IPAD (Integrated Passives and Discretes) technology in mobile phones. ST also launched new products for home appliance and industrial markets, including 600W transient-voltage suppressor devices and high-junction-temperature triacs, which have already created high interest at leading appliance makers.

•
In power MOSFETs, ST achieved multiple design wins in a range of markets, including server and notebook PC platforms, STBs and flat-screen TVs, and lighting and white-goods. In IGBTs, ST achieved new business in industrial with a leading Japanese customer. And ST’s power bipolar transistors gained their first design win in the high-end audio market with new sockets in a 100W per channel amplifier application.

Technology Highlights

•
ST unveiled details of its 45nm CMOS design platform for next-generation SoC product development for low-power, wireless and portable consumer applications. ST’s innovative low-power process option with multiple threshold transistors cuts the silicon area by half compared to designs implemented in current-generation 65nm technology.

•
ST and CEA, the French public research organization, are to collaborate on the development of miniaturized energy-source solutions, establishing laboratories in Tours and Grenoble, France, to pursue advanced research into solid-state micro-batteries that will offer longer life, greater safety and lower environmental burden than existing battery technologies, and micro-fuel cells for clean energy generation.

All of STMicroelectronics’ press releases (including all releases in Q2) are available at www.st.com/stonline/press/news/latest.htm

Sound Terminal and SABRE are trademarks of STMicroelectronics. All other trademarks or registered trademarks are the property of their respective owners.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses or curtailments of purchases from key customers all of which are highly variable and difficult to predict;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	the impact of intellectual property claims by our competitors or third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•
changes in the exchange rates between the US dollar and the Euro, compared to an assumed effective exchange rate of US $1.37 = €1.00 and between the U.S. dollar and the currencies of the other major countries in which we have our operating infrastructure;

•
our ability to manage in an intensely competitive and cyclical industry where a high percentage of our costs are fixed and difficult to reduce in the short term, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs;

•
our ability to close as currently planned and scheduled our agreement with Intel and Francisco Partners concerning the creation of a new independent Flash memory company to be named Numonyx (i) if the financial, business or other conditions to Closing as contractually provided are not met due to issues not currently anticipated and/or (ii) if the estimated loss of $857 million relating to our Flash memory business materially changes at Closing as a result of significant developments in the Flash memory business;

•
our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high-volume supplies of new products in whose development we have or are currently investing;

•
the anticipated benefits of research and development alliances and cooperative activities, as well as the uncertainties concerning the modalities, conditions and financial impact beyond 2007 of future R&D activities in Crolles2;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•
our gross margin could vary significantly from expectations based on changes in revenue levels, product mix and pricing, capacity utilization, variations in inventory valuation, excess or obsolete inventory, manufacturing yields, changes in unit costs, impairments of long-lived assets, including manufacturing, assembly/test and intangible assets, and the timing and execution of the manufacturing ramp and associated costs, including start-up costs;

•
changes in the economic, social or political environment, including military conflict and/or terrorist activities, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we, our key customers and our suppliers operate;

•
changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of litigation;

•	the results of actions by our competitors, including new product offerings and our ability to react thereto.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2006, as filed with the SEC on March 14, 2007. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on July 25, 2007, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the second quarter of 2007.

The conference call will be available via the Internet by accessing the following Web address: http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 3, 2007.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company's net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 30 ,	July 1,
	2007	2006

Net sales	2,409	2,492
Other revenues	9	3
NET REVENUES	2,418	2,495
Cost of sales	-1,580	-1,613
GROSS PROFIT	838	882
Selling, general and administrative	-270	-266
Research and development	-446	-408
Other income and expenses, net	12	-5
Impairment, restructuring charges and other related closure costs	-906	-34
Total Operating Expenses	-1,610	-713
OPERATING INCOME (LOSS)	-772	169
Interest income, net	18	30
Earnings (loss) on equity investments	3	-1
INCOME (LOSS) BEFORE INCOME TAXES	-751	198
AND MINORITY INTERESTS
Income tax expense	-4	-29

INCOME (LOSS) BEFORE MINORITY INTERESTS	-755	169
Minority interests	-3	-1
NET INCOME (LOSS)	-758	168

EARNINGS (LOSS) PER SHARE (BASIC)	-0.84	0.19
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.84	0.18

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	898.8	980.4
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 30 ,	July 1,
	2007	2006

Net sales	4,678	4,854
Other revenues	15	4
NET REVENUES	4,693	4,858
Cost of sales	-3,070	-3,139
GROSS PROFIT	1,623	1,719
Selling, general and administrative	-531	-522
Research and development	-881	-817
Other income and expenses, net	-3	-24
Impairment, restructuring charges and other related closure costs	-918	-47
Total Operating Expenses	-2,333	-1,410
OPERATING INCOME (LOSS)	-710	309
Interest income, net	36	51
Earnings (loss) on equity investments	9	-4
INCOME (LOSS) BEFORE INCOME TAXES	-665	356
AND MINORITY INTERESTS
Income tax expense	-15	-57
INCOME (LOSS) BEFORE MINORITY INTERESTS	-680	299
Minority interests	-4	0
NET INCOME (LOSS)	-684	299

EARNINGS (LOSS) PER SHARE (BASIC)	-0.76	0.33
EARNINGS (LOSS) PER SHARE (DILUTED)	-0.76	0.32

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	898.1	968.3
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 30,	March 31,	December 31,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	1,849	2,040	1,963
Marketable securities	931	740	460
Short-term deposits	0	0	250
Trade accounts receivable, net	1,543	1,492	1,589
Inventories, net	1,337	1,676	1,639
Deferred tax assets	205	193	187
Assets held for sale	1,204	0	0
Other receivables and assets	596	533	498
Total current assets	7,665	6,674	6,586

Goodwill	225	224	223
Other intangible assets, net	157	208	211
Property, plant and equipment, net	4,843	6,295	6,426
Long-term deferred tax assets	134	130	124
Equity investments	0	274	261
Restricted cash for equity investments	250	250	218
Other investments and other non-current assets	158	145	149
	5,767	7,526	7,612
Total assets	13,432	14,200	14,198

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts	41	0	0
Current portion of long-term debt	127	103	136
Trade accounts payable	1,003	957	1,044
Other payables and accrued liabilities	714	641	664
Deferred tax liabilities	10	6	7
Accrued income tax	41	56	112
Total current liabilities	1,936	1,763	1,963

Long-term debt	1,992	2,010	1,994
Reserve for pension and termination indemnities	362	348	342
Long-term deferred tax liabilities	66	61	57
Other non-current liabilities	105	103	43
	2,525	2,522	2,436
Total liabilities	4,461	4,285	4,399
Commitment and contingencies
Minority interests	56	53	52
Common stock (preferred stock: 540,000,000 shares authorized, not issued;	1,156	1,156	1,156
common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,289,100 shares issued, 899,309,379 shares outstanding)
Capital surplus	2,055	2,040	2,021
Accumulated result	5,087	6,160	6,086
Accumulated other comprehensive income	903	838	816
Treasury stock	-286	-332	-332
Shareholders' equity	8,915	9,862	9,747
Total liabilities and shareholders' equity	13,432	14,200	14,198

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended	Six Months Ended
	June 30,	June 30,	July 1,
In million of U.S. dollars	2007	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	-758	-684	299
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	372	770	897
Amortization of discount on convertible debt	5	9	8
Other non-cash items	17	39	5
Minority interests	3	4	0
Deferred income tax	0	-7	-15
(Earnings) loss on equity investments	-2	-9	4
Impairment, restructuring charges and other related closure costs, net of cash payments	892	885	0
Changes in assets and liabilities:
Trade receivables, net	-54	46	-74
Inventories, net	-23	-53	-94
Trade payables	32	-2	261
Other assets and liabilities, net	-20	-58	86
Net cash from operating activities	464	940	1,377

Cash flows from investing activities:
Payment for purchases of tangible assets	-222	-507	-696
Payment for purchases of marketable securities	-231	-511	-100
Proceeds from sale of marketable securities	40	40	0
Investment in short-term deposits	0	0	-903
Proceeds from matured short-term deposits	0	250	0
Restricted cash for equity investments	0	-32	0
Investment in intangible and financial assets	-17	-36	-48
Proceeds from the sale of Accent subsidiary	0	0	7
Capital contributions to equity investments	0	0	-212
Net cash used in investing activities	-430	-796	-1,952

Cash flows from financing activities:
Proceeds from issuance of long-term debt	16	17	1,561
Repayment of long-term debt	-18	-52	-69
Increase (decrease) in short-term facilities	40	40	-12
Capital increase	1	2	16
Dividends paid	-269	-269	-107
Net cash from (used in) financing activities	-230	-262	1,389
Effect of changes in exchange rates	5	4	51
Net cash increase ( decrease)	-191	-114	865

Cash and cash equivalents at beginning of the period	2,040	1,963	2,027
Cash and cash equivalents at end of the period	1,849	1,849	2,892

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 25, 2007	By:	/s/ CARLO FERRO

Name: Carlo Ferro Title: Executive Vice President and Chief Financial Officer